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                            March 8, 2021

       Eyal Barad
       Chief Executive Officer
       Cannabics Pharmaceuticals Inc.
       # 3 Bethesda Metro Center, Suite 700
       Bethesda, MD 20814

                                                        Re: Cannabics
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 27,
2021
                                                            File No. 333-252454

       Dear Mr. Barad:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       About this Prospectus, page 3

   1. We note your response to prior comment 1. Please disclose how you determined that a multiplier of 300% of
the shares issuable upon conversion of the notes was a good faith estimate of the maximum
number of shares that may be issued.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eyal Barad
Cannabics Pharmaceuticals Inc.
March 8, 2021
Page 2

      You may contact Dillon Hagius at 202-551-7967 or Celeste Murphy at
202-551-
3257 with any other questions.



                                                       Sincerely,
FirstName LastNameEyal Barad
                                                       Division of Corporation
Finance
Comapany NameCannabics Pharmaceuticals Inc.
                                                       Office of Life Sciences
March 8, 2021 Page 2
cc:       Steve Kronengold, Esq.
FirstName LastName